

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 2, 2016

Via E-mail
Lee M. Tillman
Chief Executive Officer
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056-2723

> **Re:** **Marathon Oil Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-05153**

Dear Mr. Tillman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Africa, page 9

Libya, page 10

1. Regarding your Libyan production, you indicate that it remains shut-in through early 2016. "Considerable uncertainty remains around the timing of future production and sales levels. We and our partners in the Waha concessions continue to assess the situation and the condition of our assets in Libya."

    You disclose 235 MMBOE (11% of MRO total) of proved reserves (page 111) under "Other Africa" at year-end 2015 as well as 10 MMBOE, 3 MMBOE and zero in production for 2013, 2014 and 2015, respectively. It appears that without access to Es

Sider (or another market), your production does not comply with one of the requirements for "Reserves" in Rule 4-10(a)(26) of Regulation S-X, i.e. "...installed means of delivering oil and gas or related substances to market." Please explain to us why you believe that it is appropriate to claim proved reserves without access to market for your production. Reconcile the "considerable uncertainty" you attribute to future production with the reasonable certainty (Rule 4-10(a)(22)) with which proved oil and gas quantities can be estimated to be economically producible. Explain the assumed date(s) of resumed production you incorporated in the future reserve projections.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ron Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources